Invesco ETFs 3500 Lacey Road, Suite 700 Downers Grove, IL 60515

February 10, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attention: Timothy Worthington

Re:	Invesco Actively Managed Exchange-Traded Fund Trust
File Nos. 333-147622; 811-22148
Responses to Comments on Post-Effective Amendment No. 586/587

Dear Mr. Worthington:

This letter responds to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), which you conveyed via telephone on January 12, 2026, regarding Post-Effective Amendment No. 586 to the registration statement (the “Amendment”) under the Securities Act of 1933, as amended, of Invesco Actively Managed Exchange-Traded Fund Trust (the “Trust”), which is also Post-Effective Amendment No. 587 to the Trust’s registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”). The Amendment was filed with the SEC on December 5, 2025, to register two new series of the Trust: Invesco Agency MBS ETF and Invesco Flexible Income ETF (each, a “Fund” and together, the “Funds”). For your convenience, your comments, as we understand them, are repeated below, with the Trust’s responses immediately following.

We confirm that defined terms used in this letter have the same meaning as in the Amendment. In addition, we acknowledge that certain portions of the Amendment are missing, incomplete or bracketed. We hereby confirm that all missing, incomplete or bracketed information in the Amendment will be updated, finalized and incorporated, and that all tables of contents will be refreshed, in a subsequent post-effective amendment.

General Comments: The Staff provides the following general comments:

a. The Staff reminds the Trust that the company and its management are responsible for the accuracy and adequacy of their disclosures not withstanding any review, comments, action or absence of action by the Staff.

b. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. Please ensure that corresponding changes are made to all similar disclosure.

c. Please file the responses to the Staff’s comments on EDGAR at least 5 business days in advance of the Amendment’s effective date. Please also send an email

U.S. Securities and Exchange Commission

Mr. Timothy Worthington

notification to the examiner with a blackline courtesy copy reflecting all changes to the Amendment.

Response:	We acknowledge the Staff’s general comments and will respond as requested.

1. Comment:	Within the “Principal Investment Strategies” section of the Invesco Flexible Income ETF prospectuses, please tailor the disclosure to explain how the Fund will use derivatives, specifically to achieve the Fund’s investment objective (e.g., for leverage, to hedge, to gain exposure to assets the Fund could not otherwise obtain).

Response: The underlined disclosure below has been added to the “Principal Investment Strategies” section of Invesco Flexible Income ETF’s prospectuses as follows:

“The Fund may invest in derivatives to gain exposure to an underlying asset or for hedging purposes. The Fund’s investments in derivatives may include, without limitation, options (including, but not limited to, options on futures and swaps), forward contracts, futures contracts and various other instruments including, but not limited to, interest rate, total return, credit default and credit default index swaps (which can be used to transfer the credit risk of a security without actually transferring ownership of the security or to customize exposure to a particular credit risk).”

2. Comment:	With regard to the following disclosure in the “Principal Investment Strategies” section of each Fund’s prospectuses, “The Fund may invest in securities that are subject to resale restrictions and securities exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), such as those contained in Rule 144A promulgated under the Securities Act,” please:

a. Explain what other types of investments, if any, would be characterized by this disclosure (i.e., other than Rule 144A securities) and to the extent there are others please update the disclosure, as necessary.

b. Note that only principal investments are suitable for disclosure in a fund’s summary section pursuant to Item 4 of Form N-1A. To the extent that these investments are not considered principal investments of the Fund, consider moving the relevant disclosure to another section of the Fund’s registration statement.

c. Explain how the Fund will classify Rule 144A investments for the purposes of Rule 22e-4 of the 1940 Act.

Response: (a) The Funds do not anticipate investing in any other securities (other than Rule 144A securities) as described above and, therefore, no changes have been made to the disclosure at this time. (b) The Funds also do not intend to utilize Rule 144A securities as part of each Fund’s principal investment strategy; consequently, the above disclosure has been moved from each Fund’s summary prospectus to the “Non-Principal Investment Strategies” section of each Fund’s statutory prospectus. In addition, the “Rule 144A Securities and Other Exempt Securities Risk” disclosure has been removed from each Fund’s summary prospectus. A modified version of this risk, titled “Rule 144A Securities Risk,” has been included in the “Additional Risks of Investing in the Fund” section of each Fund’s statutory prospectus. The modified risk is set forth below:

U.S. Securities and Exchange Commission

Mr. Timothy Worthington

Rule 144A Securities Risk. The Fund may invest in securities that are normally purchased or resold pursuant to Rule 144A under the Securities Act. Rule 144A securities are restricted securities that are not publicly traded. As such, Rule 144A securities may be subject to legal restrictions on resale. Rule 144A securities are generally not traded on established markets and may be illiquid, difficult to value and subject to wide fluctuations in value. Delay or difficulty in selling such securities may result in a loss to the Fund.

(c) For compliance with Rule 22e-4 of the 1940 Act, the Trust’s Liquidity Risk Management Program administrator utilizes MSCI’s Liquidity Metric model (“MSCI Model”) to estimate liquidity. Rule 144A securities are not categorically classified simply on the basis of their status; rather, such securities are evaluated by the MSCI Model based on their characteristics and respective position sizes, and are classified according to the applicable bucketing requirements.

3. Comment:	Invesco Flexible Income ETF’s principal investment strategy disclosure states that the Fund may invest in bonds of issuers located in emerging markets. Please define “emerging markets” within the Invesco Flexible Income ETF’s registration statement.

Response: The following disclosure has been added to the “Principal Investment Strategies” section of Invesco Flexible Income ETF’s prospectuses as follows:

“The Fund will generally allocate its assets among several fixed income market sectors, without limitation, including, but not limited to: high yield securities (“junk bonds”) and investment grade corporate bonds of issuers located in the United States and non-U.S. countries in both developed and emerging markets (defined as countries included in the J.P. Morgan GBI-EM Global Diversified Index or the J.P. Morgan EMBI Global Diversified Index), fixed income securities issued by U.S. and non-U.S. governments (including emerging market governments), their agencies and instrumentalities, and mortgage-related and other asset backed securities.”

4. Comment:	To the extent “To-Be-Announced (“TBA”) Transaction Risk” constitutes a principal risk of each Fund, please include corresponding disclosure in the “Principal Investment Strategies” section of the Funds’ prospectuses.

Response: TBAs will be a principal risk for each Fund. The following has been added to the “Principal Investment Strategies” section of Invesco Flexible Income ETF’s prospectuses:

“The Fund may invest in commercial mortgaged-backed securities (“CMBS”), non-agency residential mortgage-backed securities (“RMBS”), mortgage to-be announced (“TBA”) securities, collateralized mortgage obligations (“CMOs”) and collateralized debt obligations (“CDOs”). The Fund may utilize TBAs to gain highly liquid exposure to the U.S. mortgage market.”

The following has been added to the “Principal Investment Strategies” section of Invesco Agency MBS ETF’s prospectuses:

U.S. Securities and Exchange Commission

Mr. Timothy Worthington

“In addition, the Fund may purchase or sell securities on a when-issued, delayed delivery or forward commitment basis including, without limitation, ~~The Fund may also engage~~ in “to be announced” (“TBA”) transactions, which are transactions in which a fund buys or sells MBS on a forward commitment basis and which may have a leveraging effect on the Fund.”

5. Comment:	Please confirm supplementally that CRTs are not included within the Invesco Agency MBS ETF’s 80% investment policy.

Response: Confirmed.

6. Comment:	To the extent “Short Sale and Short Exposure Risk” constitutes a principal risk of the Invesco Agency MBS ETF, please include corresponding disclosure in the “Principal Investment Strategies” section of the Fund’s prospectuses.

Response: The following has been added to the “Principal Investment Strategies” section of Invesco Agency MBS ETF’s prospectuses:

“The Fund may also engage in short sales of TBA mortgages, including short sales on TBA mortgages the Fund does not own, for hedging or investment purposes.”

7. Comment:	To the extent “Dollar Roll Transaction Risk” constitutes a principal risk of the Invesco Agency MBS ETF, please include corresponding disclosure in the “Principal Investment Strategies” section of the Fund’s prospectuses.

Response: The following has been added to the “Principal Investment Strategies” section of Invesco Agency MBS ETF’s prospectuses:

“TBA transactions may be conducted as dollar rolls, whereby two TBA contracts with the same terms but different settlement dates are simultaneously bought and sold.”

* * * * *

We believe that the above responds to all of your comments. If you have any questions, please contact me at Luisa.Lewis@invesco.com and Mark Greer at MGreer@stradley.com.

Sincerely,

/s/ Luisa Lewis
Luisa Lewis

cc:	Adam Henkel, Esq.
Eric Purple, Esq.
Alan Goldberg, Esq.
Mark Greer, Esq.